EXHIBIT 19.1
Board Policy 518
Insider Trading

Policy Statement
To ensure compliance with applicable laws and contracts related to insider trading.

Scope

1.No Purchase of Tri-State Securities. No director, officer or employee may purchase any Tri-State securities, including any bonds of Tri-State, except this restriction shall not restrict an authorized employee from the repurchase of Tri-State securities as part of his or her assigned responsibilities so long as Tri-State is not in the possession of material nonpublic information at the time of repurchase.

2.Limitations on Purchase and Sale of Securities. No director, officer or employee may purchase or sell any security of any publicly traded company while in possession of material nonpublic information that was obtained in the course of his or her involvement with Tri-State. No director, officer or employee who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without Tri-State's authorization

DELEGATION
The Board and CEO are responsible for this policy.

EVALUATION
The Chair in consultation with the CEO will provide an annual report of compliance status in December at the same time as the new policy review schedule is proposed to the Board.

COMMITTEE
This policy is assigned to the Finance and Audit Committee.

Original Issue: March 5, 2025    Last Revised: March 5, 2025    Last Reviewed: March 5, 2025

/s/ Timothy A. Rabon, Chairman and President Signature Date: March 5, 2025